Form C

Cover Page

Name of issuer:

ReadyB, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: September 18, 2019

Physical address of issuer:

Headquarters

2060 East Avenida De Los Arboles
Thousand Oaks, CA 91362
United States

Website of issuer:

http://www.ReadyB.com

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

50,000

Price:

$1

Target offering amount:

$50,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$1,000,000

Deadline to reach the target offering amount:

March 31, 2022 at 14:36:00 PDT

Current number of employees:

10

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$5,725	$852
Cash & Cash Equivalents	$303	$552
Accounts Receivable	--	--

	Most recent fiscal year	Prior fiscal year
Short-term Debt	--	--
Long-term Debt	--	--
Revenues/Sales	$104	--
Cost of Goods Sold	--	--
Taxes Paid	--	--
Net Income	$(100,814)	$(40,813)

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

ReadyB, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

 Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status
Edan Mimran	CEO, ReadyB, Inc.	October 14, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CEO & Founder	All the day to day tasks	September 18, 2019	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
SELF	SELF Employed	Running an online marketing	SELF	January 1, 2011	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
Shay Bonifil	Chief Product Manager	January 1, 2020	Part Time

Previous positions

Position	Responsibilities	Start date	End date
Chief Product Officer	Improving the existing UI/UX and the future features within the platform	January 1, 2020	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Self Employed	Self Employed	Providing Online services for applications and websites	Self Employed	May 17, 2018	

Officer Name	Title	Date Joined	Status
Jenis Shas	Chief Technical Officer	September 18, 2019	Full Time

Previous positions

Position	Responsibilities	Start date	End date
CTO	Implementing all the technology aspects in the platform of the ReadyB app.	January 1, 2017	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Ordex Technology, Inc.	Self Employed at Ordex Technology	Running the day by day tasks to run the company	Ordex Technology, Inc.	May 3, 2015	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Edan Mimran	12,728,000 shares of Common Stocks	88%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

COMPANY

The ReadyB was created to provide a single, community-focused global platform for anyone to hire or be hired for any service or skill.

ReadyB is a simplified on-demand platform that safely and securely connects service consumers and service providers, in real-time anywhere in the world.

With ReadyB, individuals can hire or be hired for a range of services and trades available in any user's area. Also, finding work for service providers is time-consuming and may accumulate a high cost to the service provider.

ReadyB eliminates the hassle involved in exchanging services and makes the entire process fair, efficient, and safe.

ReadyB offers three revenue services:

a: **HIRE** or **BE HIRED -** any individual can hire or be hired for a endless range of services/skills. At the end of each completed service, ReadyB collects a 15% fee.

b: **Live Video service -** Anyone can schedule and create group of live video services where they can teach, explain, or talk about any topic they want. Each Live Video Service get a unique QR code and link that can be posted on any social media or to be send via email or sms. Anyone who would like to reserve their spot in that Live Video Service, can do that via the QR and link.

The host have the ability to decide how much each person will have to pay in order to reserve their spot in that Live Video Service.

participants will have to pay that amount prior to have the ability to join that Live Video Service. Once the host complete this Live Video Service session, all the earnings are credited to the host's account.

ReadyB collect a fee of 25% from the overall amount.

c: **Rideshare** - ReadyB's rideshare is a revolutionary service BECAUSE it allows drivers to not only set their rates for the rides, BUT to also provide a service at the end of the ride (example: pickup a rider from any hardware store and to install the hardware that was purchased. This gives the driver a double earnings for a single service)

At the end of each rideshare service, ReadyB collects a 25% fee. and in case it was a ride & service, then ReadyB will collect the 25% for the ride & 15% for the service.

Our research shows that at least 80% of drivers had at least 1 or more additional skills that can give them the option to earn more money.

Our target market includes anyone anywhere looking to hire services or to be hired
As of 2018, the app economy represented $568.47 billion.

$339.7 billion represented direct contributions from mobile commerce, advertising revenue, and paid downloads, subscription, and in-app purchases.

$228.77 billion came from indirect contributions through additional business and household consumption triggered by apps.

317,673 companies were active in the mobile app market in the United States.

The mobile app marketed had created 5,744,481 direct and indirect jobs.

Customer Behavioral Profile and Demographics: Our target customers are most likely will be equally men and women over the age of 18. The ReadyB clients are most likely to be young age men and women while service providers are most likely to vary by age, who are eager to earn extra money with skills or passions to offer. Tutors, for instance, are likely to be university students of any gender. Customers and service providers are likely to be comfortable with technology and therefore part of a younger generation that is open to using apps for exchanging services. However, through consistent marketing on platforms that older generations are also likely to frequent, we can convince them that the app is simple, safe, and effective. Through the demographic target refining features of Facebook, Google, and other platforms, we can further clarify which demographics in terms of age, gender, etc. our primary target market covers.

Competition:

There are several very well-established and funded competitors in the market. Capturing the market from them may be challenging due to high consumer brand loyalty, but we are confident that we have developed a
superior product
along with a
highly competent team
. With funding, we will be able to compete with the market leaders.

INTELLECTUAL PROPERTY PROTECTION
ReadyB owns five patents.
These patents provide totally unique services to our community of audiences.

1st
APPROVED
patent is for the overall flow of the app. This provides the ability for consumers and providers to talk to each other without interference from the platform. Patent No. 10,848,596
2nd
APPROVED
patent involves the review flow of the app. In the platform, customers can provide a review for the service provider and vice versa. No. 10,848,596
3rd
APPROVED
patent is an SOS feature. Both customers and service providers are able to inform priority contacts about whom they are going to meet.Publication No. US 2021-0049657 A1
4th
APPROVED
patent is the driving module patent. This service requires that drivers set their own rates for their driving and that the customer can select any driver based on his or her best fit to hire for the ride and ride + service. Publication No. US 2021-0049657 A1
5th
APPROVED
patent involves the entire creation and execution of Live Video Service. It is a completely unique method of virtual service that combines both a live video streaming platform as well a direct method of payment.Publication No. US 2021-0049657 A1

ReadyB Patents information:
Title:
METHODS AND SYSTEMS FOR DYNAMIC MATCHING AND COMMUNICATION BETWEEN SERVICE PROVIDERS AND SERVICE REQUESTERS
Patent No. 10,848,596

Title: METHODS AND SYSTEMS FOR DYNAMIC MATCHING AND COMMUNICATION BETWEEN SERVICE PROVIDERS AND SERVICE REQUESTERS
Publication No. US 2021-0049657 A1

Additional patents are also approved, we are waiting to receive approved patent numbers in the next few weeks. They have approved a few weeks ago.

Product & Marketing Plans
ReadyB product is a simplified on-demand platform that safely and securely connects service consumers and service providers on all mobile devices. Anyone can download the app for free, register, and start to work at the same moment.

Features

- Hire or be hired for any service/skill
- Live video services
- Rideshare Customization
- And many more innovative features are being implemented to disrupt existing industries!
- Each one can be combined

Our industry is a mobile app development with a specialty in on-demand home services. There are thousands of apps providing a multitude of services; however, most tend to provide specialized services, so their overlap with ReadyB is relegated to a particular sector. In particular, our rideshare service provides many unique services that make it completely distinct and superior to other popular rideshare apps. On-demand home service apps have risen in demand since the start of the COVID-19 pandemic, and their usage is expected to continue. Marketing will be a key aspect of gaining global awareness for ReadyB. In particular, we intend to emphasize the features which make it distinct from other service apps, such as the one-on-one

connections built between customers and service providers, an emphasis on fair pay for all workers, and the helping option for service providers. Recruiting a team of skilled web designers, we plan to reformat our web page and further streamline our app, increasing the number of features and the use of ease according to customer recommendations. We intend to develop our website so providers can register, accept, reject services, track income, and more. The app will not only be available via mobile devices but also on the web, where consumers will be able to hire providers and exchange Live Video Services.

With properly structured and executed global marketing strategies, we should be able to claim a greater share of the service app industry broadly worldwide, with select advantages in certain locations where there is demand.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

1. There're several very well-established and funded competitors in the market. Capturing the market from them may be challenging due to high consumer brand loyalty, but we are confident that we have developed a superior product and have a highly competent team.

2. No current ad spending or marketing implementation. ReadyB must focus more on the marketing aspect and to prove to anyone that the platform is reliable and we stand behind what we promise for providers and consumers.

3. Potential need for state and/or local licenses or permits: ReadyB will have to comply with state licenses, for example, Airports licenses that allow drivers to pickup people at the airport. Due to COVID and additional issues caused by competitors, LAX for example halt all board meetings to approve new companies for such a permit. There is no coming date as to when it will be resumed. This is considered a risk because it will prevent potential additional income for ReadyB. This example is happening in additional states.

4. Need for insurance- To reduce ReadyB liability, an insurance policy is required and the high cost of the premium.

5. Impact of COVID-19 - COVID-19 caused many people to avoid in-person meetings. this fact creates a bigger challenge for ReadyB to execute its business plan, although many services that can be provided in the platform.

6. Edan Mimran owns 88% of the issued securities and will be able to control the company without the input from investors in this offering.

7. The risks associated with owning the securities in this offering; that the SAFE notes may never convert into equity;

8. Threats to the company's intellectual property (ex. patents may not be enforceable) - High costs in legal fees to enforce the patents are a risk that we took into consideration.

9. Pending patents may not be issued - in the future, there is a risk that additional patents will not be issues or approved by the USPT office.

10. There can be no assurance that we will ever operate profitably. The likelihood of our success

should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies.

11. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties

12. In order to achieve the company's near and long-term goals, ReadyB may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

13. We may not be able to manage future growth effectively - If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management, and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of this offering is to raise capital for:

Marketing Expenses - the purpose of this offering is to raise capital to conduct greater marketing efforts in order to generate more customers & clients.
Office staff - We will use part of the raised money to hire people that will increase the service providers and consumers in the platform in various ways.
Office space - We will rent an office space that will host all the employees of the company in 1 central location

10. How does the issuer intend to use the proceeds of this offering?:

The capital will be used for advertising, social media and email campaigns as well as hiring a full time marketing team. With development complete, investments are going to be focused on spreading brand awareness and introducing the market to the unique functionality that ReadyB has to offer.

Name	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Marketing	55%	$27,500.00	55%	$550,000.00
Office Staff	15%	$7,500.00	15%	$150,000.00
Product improvements	15%	$7,500.00	15%	$150,000.00
Legal Department	6%	$3,000.00	10%	$100,000.00
Other Expensses	9%	$4,500.00	5%	$50,000.00
Total	100%	$50,000.00	100%	$1,000,000.00

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

ReadyB, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an
attorney review for your benefit and at your expense.

ReadyB, Inc., a Delaware Corporation (the "Company"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the SmartSAFE and associated voting rights Proxy agreement documents that accompany this Form C filing.

The Target Number of securities to be offered is 50,000

The Maximum Number of securities to be offered is 1,000,000

The Price per security offered is $1.00

The "Valuation Cap" is $7,500,000

As of today, ReadyB have issues an LOI with its current investors that secure a total of 22,000 shares.

Key definitions excerpted from the SmartSAFE include:

Capital Stock means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock".
Conversion Price means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

Equity Financing
means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] OR [at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)]. Note: Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a

threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (or be utilized to determine the conversion price of the Purchase Amount in a Subsequent Equity Financing).

First Equity Financing Price

shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than QL equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

SmartSAFE Preferred Stock

means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to:

(i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price;
(ii) the basis for any dividend rights, if any, which will be based on the Conversion Price;
(iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law;
(iv) the Information Waiver;
(v) the proxy granted pursuant to the Proxy Agreement; and
(vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

Please refer to the complete SmartSAFE and associated Proxy Agreement documents for complete terms and conditions for this investment.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or

prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, provided, however, t hat this
SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a
majority in interest, based upon aggregate purchase amounts under all of the t hen issued and outstanding SmartSAFES, so long as such amendment
and/or waivers (i} are applicable to all SmartSAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or
reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material
or adverse effect on the holders of the SmartSAFE.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Please refer to the SmartSAFE document for full information. The common shares of the company include voting rights and information and inspection
rights per the company bylaws.

ReadyB, Inc., have issued 15,000,000 shares of common stock with the following structure:

2,250,000 shares (15%) are reserved for future employees as stock options.
22,000 Shares are secured with an LOI letter that was given to the current investors
12,728,000 reserved to Edan Mimran.

with 15,000,000 shares issued. The breakdown of shares are identified in the capitalization table included in this document.

The following was excerpted from the SmartSAFE.

The
Company Capitalization
includes the sum of, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted
basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants, and other convertible
securities; but excluding (A) this SmartSAFE, and (B) all other SAFEs and Convertible Securities convertible into Preferred Stock of the Company; and (2)
all shares of Common Stock reserved and available for future grant under the Plans, but excluding, for the avoidance of doubt, any increase to the
number of shares of Common Stock under any of the Plans, and/or any similar plan existing or to be created, in connection with the Equity Financing, in
each case, immediately prior to a conversion of this SmartSAFE in connection with an Equity Financing.

SmartSAFE "Preferred Stock"
means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights,
privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and
the conversion price for purposes of price-based anti-dilution protection, which will equal the First Equity Financing Price; (ii) the basis for any dividend
rights, if any, which will be based on the First Equity Financing Price; (iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be nonvoting Preferred Stock to the maximum extent permitted under applicable law; (iv) the Information Waiver; (v) the proxy granted pursuant to the Proxy
Agreement; and (vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the
Company or its designee, as may be set forth in the Bylaws of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

Not applicable.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:
  No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

  Not applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

  The securities will not be a valued until a qualified funding event per the SmartSAFE agreement Investments terms are outlined in the SmartSAFE
  document.

  The valuation cap is based on the intellectual property composed of wide range of audiences, market research and the high demand of people to earn money specially during COVID these days. The company value also includes the market knowledge and operating experience of the team.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

  Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

  Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

  Not applicable. The company has no debt.

  > **Instructions:**
  > Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

  None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently

proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

The current financial status of the company includes limited cash balances, no revenue, no debt, and no previous equity offerings. Since the company's inception, the legal structure has been set, stock plans and employee agreements have been completed, market research has continued and the product definition has been documented.

Funds being raised through this offering will be used to improve UI interface, executing our preset marketing strategies that will increase the company revenue. The marketing is projected to be executed within 1 month after raising the targeted funding amount. A legal department will allow us to execute our rights related to all of our patents (as we know that some apps are violating our patents right now).

ReadyB will need to raise more funds 1 year after the first funds are raised. These additional funds will enable the achievement of market goals and the growth of the number of users on the platform worldwide. We are targeting tens of thousands of service providers and consumers within six months after the large marketing is launched. As we gain users and the users engage with providers, ReadyB will start to see a large amount of revenue. As volume increases, these commission fees will be greater than our expenses and we can achieve net profits even within the first year after we launch the marketing. Expenses will be moderated by the actual revenue growth of the company. Additional institutional equity funding of will be required within the next 1 year to expand our marketing beyond the USA and continue our growth.

ReadyB doesn't have any line of credit and its expenses are currently covered by the founder of ReadyB, Edan Mimran. Edan use his personal money to fund any expense the company have at this time.

ReadyB anticipates generating more revenue in the first 6 months after raising funds.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of

a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?: No

engaging in the business of securities, insurance or banking?: No

engaging in savings association or credit union activities?: No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?: No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?: No

places limitations on the activities, functions or operations of such person?: No

bars such person from being associated with any entity or from participating in the offering of any penny stock?: No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?: No

Section 5 of the Securities Act?: No

Section 5 of the Securities Act?: No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered “Yes” to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

1. any other material information presented to investors; and

2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ReadyB current investors received an LOI letter that stated the amount they invested and the number of stocks they got against that amount. The letters were signed by each of the investors with the signature of Edan as the ReadyB, Inc. Founder & CEO

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:

https://readyb.com/